United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 17, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

COCA-COLA EUROPACIFIC PARTNERS PLC FILES INTEGRATED REPORT AND FORM 20-F

LONDON, 17 March 2023 – Coca-Cola Europacific Partners plc (“CCEP”) (ticker symbol CCEP) announces that, on 17 March 2023, it filed its 2022 Integrated Report and Form 20-F with the Securities and Exchange Commission. This document was filed in accordance with Rule 5250(d) of the Nasdaq Listing Rules and includes CCEP’s audited results for the year ended 31 December 2022. The unaudited fourth-quarter and full year results for the period ended 31 December 2022 were released on 16 February 2023.

The 2022 Integrated Report and Form 20-F is available on CCEP’s website at https://ir.cocacolaep.com/financial-reports-and-results/integrated-reports and also online at www.sec.gov.

A copy of the 2022 Integrated Report and Form 20-F will be available shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Printed copies of the Integrated Report and Form 20-F will be posted to those shareholders who have requested it, on or around 12 April 2023.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 2 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 17, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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